EXHIBIT 32.1

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Coach, Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

     (i)   the accompanying Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 29, 2007 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

     (ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 8, 2007

By: __/s/ Lew Frankfort_____

Name: Lew Frankfort

Title: Chairman and Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Coach, Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

     (i)   the accompanying Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended September 29, 2007 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

     (ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 8, 2007

By: __/s/ Michael F. Devine, III_____

Name: Michael F. Devine, III

Title: Executive Vice President and Chief Financial Officer